RICHARDSON & PATEL LLP
10900 Wilshire Boulevard
Suite 500
Los Angeles, CA 90024
Telephone (310) 208-1182
Facsimile (310) 208-1154

January 17, 2007

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn.:	Mr. Jeffrey Riedler, Assistant Director Ms. Song Brandon, Staff Attorney

Re:	Lotus Pharmaceuticals, Inc. Preliminary Information Statement on Schedule 14C Filed January 3, 2007 File No. 1-32581

Mr. Riedler and Ms. Brandon:

This letter is written in response to your letter dated January 9, 2007 relating to the Preliminary Information Statement on Schedule 14C (the “PRE14C”) filed by Lotus Pharmaceuticals, Inc. (the “Company”) on January 3, 2007. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require. Along with this letter, the Company is filing Amendment No. 1 to the PRE14C (the “Amendment”).

Change in Control, page 3

1.
We note the disclosure you include in the last paragraph of this section where [you] indicate that the investor may obtain a more detailed description of the change in control transaction on the Current Report on Form 8-K filed with the SEC on “December 5, 2006.” It appears that the Form 8-K you are referring to was filed on October 5, 2006. Please revise your document or advise us accordingly.

In response to the Staff’s comments, the Registrant has amended the PRE14C to revise the date of the Current Report on Form 8-K referenced above to read “October 5, 2006.”

Securities and Exchange Commission
Division of Corporation Finance
January 17, 2007

Action 1: Amendment to the Certificate of Incorporation, page 4

2.
With respect to the increase in the authorized number of preferred stock that will be permitted to be issued by the company, please disclose the following: (1) how many shares of preferred stock are currently authorized to be issued by the company; (2) how many shares of preferred stock are currently issued; and (3) please indicate your current intentions or understandings to issue the additional authorized shares of preferred stock that will result once this action to amend your certificate of incorporation is finalized. If you have no current intentions or understandings to issue the additional authorized preferred stock, please provide a statement to that fact in the document.

In response to the Staff’s comments, the Registrant has amended the PRE14C to provide the additional disclosure requested.

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Please contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154, if you feel further changes are needed in response to your comments.

Very truly yours, Richardson & Patel LLP /s/ Deanna R. Whitestone Deanna R. Whitestone